Exhibit 99.1

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Cannae Holdings, Inc.

Fourth Quarter 2023 Earnings Conference Call

February 21, 2024

C O R P O R A T E P A R T I C I P A N T S

Jamie Lillis, Managing Director, Solebury Strategic Communications

Bill Foley, Chairman and Chief Executive Officer

Ryan Caswell, President

Bryan Coy, Chief Financial Officer

C O N F E R E N C E C A L L P A R T I C I P A N T S

Kenneth Lee, RBC Capital Markets

Jonathan Bass, Stephens

P R E S E N T A T I O N

Operator

Good afternoon, ladies and gentlemen, and welcome to the Cannae Holdings Inc. Fourth Quarter and Full Year 2023 Financial Results Conference Call.

During today’s presentation, all parties will be in a listen-only mode. Following the Company’s prepared remarks, the conference will be open for questions, with instructions to follow at that time.

As a reminder, this conference call is being recorded and a replay is available through 11:59 PM Eastern Time on February 28, 2024.

With that, I would like to turn the call over to Jamie Lillis of Solebury Strategic Communications. Please go ahead.

Jamie Lillis

Thank you, Operator, and all of you for joining us.

On the call today, we have our Chairman and Chief Executive Officer, Bill Foley, Cannae’s President, Ryan Caswell, and Bryan Coy, our Chief Financial Officer.

Before we begin, I would like to remind listeners that this conference call and the Q&A following our remarks may contain forward-looking statements that involve a number of risks and uncertainties. Statements that are not historical facts, including statements about Cannae’s expectations, hopes, intentions or strategies regarding the future are forward-looking statements. Forward-looking statements

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are based on Management’s beliefs, as well as assumptions made by, and information currently available to Management. Because such statements are based on expectations as to future financial and operating results and are not statements of fact, actual results may differ materially from those projected. The Company undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events, or otherwise. The risks and uncertainties which forward-looking statements are subject to include, but are not limited to, the risks and other factors detailed in our quarterly shareholder letter, which was released this afternoon, and in our other filings with the SEC.

Today’s remarks will also include references to non-GAAP financial measures. Additional information, including a reconciliation between non-GAAP financial information to the GAAP financial information, is provided in our shareholder letter.

I would now like to turn the call over to our Chairman and CEO, Bill Foley, who will open with a few brief remarks, followed by Ryan Caswell. We will then open the line for your questions.

Bill Foley

Thanks, Jamie.

As we previously announced, I have assumed the role of CEO and Rick Massey has taken on the role of Vice Chairman of our Board of Directors. I’d like to thank Rick for his many contributions to Cannae over the last four years and look forward to continuing to work with him.

As CEO, I will focus on returns to shareholders, both immediate and longer term. I am very aware of the deep discount that Cannae’s shares trade to net asset value and appreciate the input from our shareholders on the importance of share buybacks.

In my letter released this afternoon, I noted the Company’s intention to commence a modified “Dutch Auction” tender to repurchase $200 million worth of Cannae’s common stock at a price per share between $20.75 and $23.75. The transaction will commence in early March and will be funded by cash on hand. Further details, including the terms and conditions of the tender offer, will be filed with the SEC over the coming weeks.

The “Dutch” tender is in addition to our previously approved share repurchase programs, under which we have repurchased approximately 24% of our shares outstanding, compared to March 31, 2021, having returned more than $510 million in capital. Additionally, Cannae still has 12.6 million shares remaining on our previous share buyback authorizations, which is in addition to the tender offer that we have announced today, and, when taken together, speaks to our commitment, and one way we are looking to close Cannae’s share price discount to net asset value.

As a top five holder of Cannae, I am very aligned with our shareholders in creating value and seeing our share price not only appreciate towards the fair value of our portfolio, but also growing that value. Looking back over our history, private company investments have been an important part of Cannae’s success. Ceridian is the best example, where we have now received over $2.1 billion in gross proceeds from the sales of stock in this company.

I’ll now turn the call over to Ryan Caswell, our President.

Ryan Caswell

Thank you, Bill.

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Continuing to find attractive investments is critical to our long-term success, and I’m excited with our announcement today of our strategic investment and partnership with JANA Partners, where we acquired a minority stake for approximately 1.85 million Cannae common shares and $18 million in cash. I’m thrilled to partner with Barry Rosenstein, Scott Ostfeld and the JANA team, who have built an incredible track record as a public company investor.

We believe a partnership with JANA creates significant upside for Cannae as a result of:

One, sourcing new control opportunities for Cannae. JANA’s business is based on finding undervalued public companies with specific catalysts to unlock value. Cannae and JANA can collectively work together to find situations where Cannae can be part of the catalyst to unlock value with the target company; i.e., Cannae acquires a carve-out, the company, or will provide other capital solutions. This relationship will be beneficial to both Cannae through the sourcing of these opportunities, as well as JANA, by giving them a different tool to execute their strategy, that is leveraging Cannae as a catalyst to a target company, and thus driving returns for both entities.

The second reason why we’re excited about this investment is we believe there will be an increase in the value of the JANA platform. JANA’s standalone business is well positioned for success, given its industry-leading returns and long track record of success. We believe their standalone business, coupled with the opportunities from our partnership, will enable JANA to enhance their already strong performance and help them grow their business to its optimal scale, thus increasing the overall value of JANA’s business.

Three, closing of Cannae stock price to NAV gap. Over time, we believe, by leveraging the JANA relationship, Cannae’s ability to source proprietary acquisition opportunities and make new investments, and with the improving performance of Cannae’s underlying portfolio, the stock price to NAV gap will close, resulting in significant returns to our shareholders.

Cross-equity ownership of the transaction aligns both parties in the other’s success. I would note that Cannae will not pay fees on its investment in JANA funds or future opportunities, and, additionally, the JANA investment will not be subject to any of the Trasimene management or incentive fees.

I would also like to talk about the CSI investment. Through our relationship with Frank Martire and Bridgeport Partners, we participated in CSI’s LBO in 2022. CSI has outperformed all expectations, and brought in a new, large investor in December, valuing the company at approximately $2 billion, a 31% increase from the take-private valuation. As part of this investment, Cannae received a $37 million cash distribution, or 43% of the initial capital that we invested, while the implied value of our ongoing position represents 104% of our original investment.

I would next like to turn to Black Knight Football. At AFC Bournemouth, our management team has done a terrific job transforming Bournemouth, both on and off the field. Currently, the team is ranked in 13th place, which is up from last year’s 15th place, and we believe we can move higher than that. Additionally, the business side of Bournemouth has performed very strong, with hospitality up approximately 50% year-over-year, ticketing up 13% year-over-year and sponsorship up 40% year-over-year.

In January, Black Knight Football announced that it purchased a minority interest in Hibernian Football Club of the Scottish Premiership League. We are excited to partner with the Gordon family and believe that Hibernian will be a strong contributor to our multi-club ownership strategy.

We believe finding private investments, like these, where we can acquire operating companies, partner with management teams and actively engage to help grow their businesses, will drive value for our shareholders.

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Moving on to our listed companies:

●	DNB’s constant currency growth of 5.1% for the quarter is an acceleration from 4.8% in the third quarter and 3.2% in the second and first quarters.

●

While Alight’s top line revenue growth was 1.9%, the company posted 12% growth in Adjusted EBITDA and hit $2.2 billion in BPaaS total contract value bookings since 2021, $700 million over the three-year target of $1.5 billion that they had set.

●	Alight also has more than $6.5 billion of future revenue under contract.

●

The team is also working with Stephan on Alight’s strategic portfolio review, which they announced this morning. We believe that we can expand Alight’s profitability and recurring revenue model, while building a more valuable business.

  Finally, starting in the third quarter of this year, Trasimene’s fees will be reduced by approximately 16% going forward, as a result of Rick Massey moving into the Vice Chairman role.

To conclude, we are very optimistic with what the future holds for Cannae and our shareholders as we find new, high-return investments, continue with our share buybacks, and gradually rebalance our portfolio. Taken together, I believe this will have the dual effect of driving our net asset value higher, while closing our share price to NAV discount.

I’ll now turn the call over to Bryan Coy to touch on our financial position.

Bryan Coy

Thanks, Ryan.

At the close today, Cannae’s aggregate net asset value was $2.43 billion, or $33.61 per Cannae share, compared with the third quarter’s $2.38 billion, or $33.67 per share.

Cannae’s liquidity position is strong, with $149 million of corporate cash and short-term investments, net of the cash invested in the JANA transaction. The Company also has $150 million of undrawn capacity under its existing margin loan. The only outstanding debt presently is approximately $60 million under our revolver, that matures near the end of 2025. Under an amendment to that revolver, we paid down $25 million of the balance and fixed the interest rate at 7%, saving Cannae approximately $4 million annually in interest payments.

I’ll now turn the call back to the Operator to begin the Q&A session.

Operator

We will now begin the question-and-answer session. (Operator instructions) At this time, we will pause momentarily to assemble our roster.

Our first question comes from Kenneth Lee of RBC Capital Markets. Please go ahead.

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Kenneth Lee

Hey, good evening, and thanks for taking the question. First one, on the tender offer, I wonder if you could talk a little bit more about the motivation for pursuing a tender offer versus perhaps some of the other options you could have pursued. Thanks.

Bill Foley

We went to the tender offer plan to accelerate our share repurchase program, to retire shares. We found that as we were repurchasing shares, first, we were blacked out at various points in time due to earnings releases or activities we were involved in, for example, the JANA transaction, and, also, we’re limited by the number of shares we can buy per day. While we can do a large share block transaction, they were really becoming few and far between for us to execute against. So, we felt like, at this point, with our share price trading at this NAV discount, that we should just accelerate our buyback program, which, in effect, that’s what the tender offer is doing, and retire more shares more quickly.

Kenneth Lee

Got you, and then, in terms of funding the tender offer, you mentioned using cash on hand. I presume there could be some drawdown, potentially, in the loan facilities, but just want to get a little bit more color around that. Thanks.

Bill Foley

Yes, it could be a combination of drawdown under our margin loan facility, or it could be the sale of—continued sale of some of our liquid securities, liquid public securities. We have about $150 million cash on hand right now, so the $200 million figure really is only $50 million short of what we actually have on hand and in the bank at this point, so we’re really not concerned about raising the additional $50 million. And if we actually have a greenshoe, which will be 15% of the $200 million, that would be an additional $30 million, but we’re very confident that we can raise those funds expeditiously and easily.

Kenneth Lee

Got you, very helpful there, and if I could ask another follow-up here. Can you just talk a little bit more about the—in terms of the JANA partnership, I wanted to get a little bit more detail in terms of the voting arrangements and any kind of detail around that, in terms of supporting the Management and the Board there. Thanks.

Ryan Caswell

Yes. As we noted in our press release, we agreed to a voting agreement with JANA. We view this as a partnership, we’re excited to work together. They are taking stock in Cannae and we are taking stock in JANA, and we believe kind of the cross-ownership will incentivize both of us to work together, and we believe it will be a benefit to both businesses, to theirs in terms of driving returns and increasing AUM and to ours in terms of sourcing proprietary acquisitions of operating businesses.

Kenneth Lee

Got you, and just one final follow-up for me, if I may. You talked a little bit about how some of the partnering on potential opportunities with JANA could look like, but wondering if you could just further flesh that out in terms of potential structures of making contractual acquisitions with JANA, and I think you mentioned a bit about some carve-outs. Just wonder if you could just perhaps talk on a hypothetical or some other—further flesh out some of the opportunities, how could they look like. Thanks.

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Bill Foley

I think you really ought to take a look at JANA’s deck, investment deck, it’ll be very revealing to you, and Ryan could provide that to you, if you would like to see it. It’s a document they use when they’re raising funds from third-party sources.

There is no specific transaction currently on the table. A number of things that JANA is looking at, and that they’ve shared with us, appear to be very interesting, but there’s no one transaction that’s pending at this time. We anticipate several transactions occurring each year, and that we’ll be partners with them on.

Kenneth Lee

Got you, and, actually, just one more, if I could squeeze in. Would it also be possible for JANA, perhaps, to invest in any of the portfolio companies within the Cannae portfolio, is that also a possibility?

Bill Foley

Everything, really, is on the table with JANA. I’m sure they can help us with some of our portfolio companies in terms of looking at alternative strategies, relative to sale of all or a portion of the assets, going private transactions, all kinds of different situations. The JANA group is a very skilled group of investment professionals and, really, we look forward to the partnership.

Kenneth Lee

Great. I’ll step back into the queue. Thank you very much.

Operator

(Operator instructions)

Our next question comes from Jonathan Bass of Stephens. Please go ahead.

Jonathan Bass

Hey, guys, thanks for taking my questions. I was hoping you could address the public versus private investment philosophy, where do you guys see the team spending the majority of their time and efforts moving forward, and out of the private investments you have today, ignoring the size, what do you see as having the most promising return potential over the next handful of years?

Ryan Caswell

Look, I think, in terms of public versus private, we are going to be much more focused on private investments going forward. I think it works better. If you think of what Cannae is and the capital it has and how we can most effectively leverage our permanent capital, we believe looking at private businesses, it will be better than the public. We like the public businesses that we have, but I think you’ll see us sell down those names over time and look to reinvest in private businesses.

Then, in terms of the portfolio of private businesses that we have today, I don’t have a perfect answer, but I’ll say, just because we were talking about it before—I think you heard a little about some of the results that you’ve seen at Bournemouth and Black Knight Football, in terms of the success that we’ve had in both the business side and the football side—we believe that going forward, we’ll be able to continue those successes, and, furthermore, we think the multi-club network that we are building, as we build that out, there’s more value to extract from that. So, we’re very excited about the investment, we’re very excited about what the team has done to date, and we think there’s big upside going forward.

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Bill Foley

Also, if you look back at our public company investments, they’re really a result of something that was private that converted into a public asset. Dun & Bradstreet, we engaged in a go-private transaction, then took it public, and we still have our position in that company. Alight was the result of a private company that was converted into a public company via a SPAC that we had sponsored, and Ceridian, or Dayforce, of course, is a long-term investment, that was private for years and years and years, and as it went public, we then began disposing of our interest in Dayforce and we’re down to a fairly small number of shares. Paysafe, again, was a SPAC transaction that we participated in and were a sponsor of, and the same with System1. So, really, our public company assets that we’ve acquired have generally started out as private company assets that converted into a public company.

Jonathan Bass

Okay, thank you, and on Ryan’s last point there, touching on the multi-club strategy, with the new minority stake in Hibernian, can you maybe highlight the multi-club strategy, what it is and why it makes sense, why it can be successful?

Bill Foley

Well, the Premier League is a difficult league to compete in. It’s the best football league in the world, with sovereign wealth funds as owners, private equity firms as owners, and, obviously, we own the interest in Bournemouth. But we found, as we got involved in the investment, that having interest in other clubs in top leagues is very advantageous, in terms of the transfer window and acquiring players, and also loaning players to those clubs.

The Scottish Premier League is a terrific football league. Obviously, there’s no immigration issue with regard to Scotland and the U.K. They develop a lot of good players, that can also work their way down to Bournemouth. The other thing that we can do with Hibernian is, actually, give them players on loan to develop in the Scottish Premier League, so they can eventually rotate back to the English Premier League. The same is true with FC Lorient, which is, again, in in Ligue 1, in France. Recently, we had loaned a player to Lorient, we just took that player back in January, and last year, we acquired a player from Lorient, Dango Ouattara, and he’s now playing at Bournemouth.

The result is, if you own a piece of another team, say, 40% that we own of the Ligue 1 team, when we buy a player, we really are only paying 60% to the other owners. So, strategically and financially, it’s a very advantageous situation to be in, and we’d, frankly, like to invest in a couple more clubs and other leagues that could be supportive of goal to continue to develop Bournemouth and move it up in the table in the Premier League. Right now, you’d have to say that Bournemouth sits at the top of the pyramid and the other teams are supporting Bournemouth, but we’re also supporting them in terms of delivering players and helping them develop their teams and coordinating on the manner in which we play, coordinating in the transfer window. So, it’s really a—it’s not an original model, Manchester City really has developed it over the last 15 or 20 years, and they now have 13 or 14 clubs that they’re invested in. We will never have that many clubs, but a few more would be interesting.

Jonathan Bass

All right, thanks for the color, guys.

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Bill Foley

You bet.

Operator

This concludes our question-and-answer session. I would like to turn the conference back over to Mr. Bill Foley for any closing remarks.

Bill Foley

Yes, thank you, Operator.

We are very excited with the opportunities ahead and confident in our strategy as we transform our portfolio, which we believe will deliver value to our shareholders. We look forward to speaking with you again on our First Quarter 2024 Earnings Call. Have a great day.

Operator

The conference has now concluded. Thank you for attending today’s presentation. You may now disconnect.

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